August 6, 2010

RE: Get cash now from your Piedmont Office Realty Trust, Inc. investment.

Dear Investor,

Good news!  Now you can sell your Piedmont Office Realty Trust, Inc. investment and regain control of your money.  Right now, MPF will pay you $14.50 per Class B-3, B-2, or A Share. Move the money into a more liquid investment, pay off bills, or buy something you really need. It’s your money. Use it any way you want. But this offer expires on September 24, 2010, so you must act soon.

Why take advantage of this opportunity today?

•
Premium to Donaldson/Brown Offer.  This Offer offers a premium of $0.50 per Share to the offer by an affiliate of Brent Donaldson and Arnold Brown, has no financing contingencies as does the other offer, and will close almost a month earlier than that offer (meaning you should receive your payment almost a month earlier, unless the Offer is extended).

•
Avoid hassle of transferring Shares to your brokerage account. In order to trade all your shares, you will have to wait until January 2011 and, if you haven’t already, then transfer your shares into your brokerage account before you can trade them.  You can sell all your Shares to us at a known price by simply signing the attached Assignment Form!  The Donaldson/Brown offer is only for Class B-3.

•
Receive Current Long-Term Capital Gains Tax Treatment. If you sell now, any long-term capital gains you have will be taxed at the current capital gains tax rate (15% for most investors).  The long-term capital gains rate is scheduled to revert back to a higher rate on January 1, 2011, but if you act now, you can make sure any gains are taxed under the current rates.

•	Regain control over your investments. It’s your money, but you can’t access all of it. Now you can move your money into a more liquid investment or simply cash out.

If you act today, you can get your cash now. If your Shares are held by DTC, you will be paid within 3 days of the Expiration Date; otherwise, we will mail your check within three business days after Piedmont Office Realty Trust, Inc. confirms the transfer.

MPF has been in the business of buying private real estate investments for over 25 years and has successfully cashed-out tens of thousands of investors like you. Our advisory affiliate is a registered investment adviser with the SEC and has over $200 million dollars under management. There are no financing contingencies with this offer.

Please carefully read the enclosed Offer to Purchase and Assignment Form. If you choose to sell your Shares to us, and you hold your Shares in your brokerage account, you need to contact your broker and instruct your broker to tender your Shares. Otherwise, please fill out the enclosed form and return it to us today so we can send you your money. If you have any questions, please call us at (925) 631-9100, fax us at (925) 631-9119, or email us at offers@mpfi.com.

Sincerely,

Pat Patterson
President, MacKenzie Patterson Fuller, LP

P.S. Remember, this offer expires September 24, 2010 (unless extended). So don’t delay. Instruct your broker to tender your Shares, so we can rush you a check, or fill out and mail in the Assignment Form today.